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July 14, 2014

Via Edgar

Mara L. Ransom, Esq.

Assistant Director

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:

Hydrophi Technologies Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-195686

Dear Ms. Ransom:

Our client, HydroPhi Technologies Group, Inc, (the “Company”), has forwarded to me your letter to the Company of July 11, 2014, in which you set forth several comments.  I am responding to the comments on behalf of the Company, as a supplemental response letter, as discussed with Mr. Dean Brazier, on July 14, 2014.  Each of the comments is reproduced below with the Company’s response thereafter.

If the responses and suggested changes to the prospectus fully address the Staff comments, please let the Company and undersigned know, and we will proceed to file an amendment to the registration statement to include the proposed, indicated changes thereto and the legal opinion exhibit.

If you have further questions about this response, please forward them to me as well as to the Company.  My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

General

1. We note your response to prior comment 2 of our letter dated June 3, 2014 and that you are registering an additional 50% beyond what appears to constitute a reasonable good faith estimate of the amount of shares to be issued. Because this amount is significantly more than the amount that currently would be issuable, please advise us as to how this amount constitutes a reasonable good faith estimate. Alternatively, please reduce the amount you are registering at this time.

Response:

As discussed with Mr. Brazier, the Company and investor agreed to commence negotiations of formal documentation for the note transaction during the first week of April 2014 and finally concluded the transaction documents in the last week of April 2014.  The per share price of the common stock during the first week of April 2014 was around $.40 and by the signing date of the documents, the per share price had declined to $.17. These amounts were off a high per share price of $.80 in mid-February 2014.  It is our understanding that the investor typically asks for additional shares to be registered for resale in connection shares to be issued upon the conversion of the notes and interest to act as a buffer in the event that the stock price declines after the conclusion of the transaction. The investor, in this case, proposed the additional shares to be at the rate of 50% over the number of shares to be issued on conversion of the notes and interest due thereon based on the conversion price on the date of the agreements.  The Company considered this percentage number, and in light of the declining per share price since February, did not believe the requested buffer percentage was unreasonable. The Company also agreed to the idea of a buffer because it would save additional registration expense, time and effort, in the event that additional shares had to be issued if the price of the stock continued to decline requiring the Company to issue additional shares upon a conversion of the notes and interest.  Although the number of shares on this registration statement would be significant compared to the outstanding shares of the Company, the circumstances of the request and the economy to be achieved in the registration process was, and continues to be, relevant to the Company.  Therefore, the proposed rate of the investor was accepted without significant negotiation.

To address the Staff comment, the Company proposes to make additions to the disclosure in the prospectus in the above referenced registration statement (“Registration Statement”) to indicate the reason for the additional number of shares.  These disclosures will be in two places, supplementing the current disclosure about the 50% additional shares being registered.  These two places seem sufficient, given that it will be in the summary of the offering and the beginning of the selling security holder section.  The proposed language and locations are as follows:

A)  Footnote on current page 4 of the Prospectus, in the section entitled “The Offering” in Amendment No 1 of Registration Statement (new language underscored).

“(1) The number of shares registered for resale was calculated for each of the two Convertible Notes by taking the maximum dollar amount of each Convertible Note and 12 months of the interest potentially due thereon, assuming that there would be either repayment or conversions made in respect of the principal and interest during the life of the notes, thereby reducing the total interest payable, and dividing it by the conversion price calculated as of April 28, 2014, which was $.108.  The full amount of the Initial Convertible Note (defined below) was used, without deduction for the reductions in the discount amount for satisfying the registration requirements in a timely fashion.  Once the potential number of shares was calculated for the assumed principle and assumed interest amounts, the number of shares was increased by 50% in accordance with the Purchase Agreement. This provision was the result of the selling security holder, during negotiations, asking for additional shares to be registered at the rate of an extra 50% and the fact that from the time the transaction was first considered by the selling security holder and the Company in the first week of April 2014 to the conclusion of the transaction agreements in the last week of April 2014, the per share price of our common stock had declined from being in the range of $.40 to a per share price of $.17, which indicted that extra shares might be required to be issued in conversion of the notes and interest and therefore needful of registration for resale. To this was added the number of shares into which the Warrant may be exercised.”

B)  Third Paragraph of the Section Entitled “Selling Security Holders” on current page 16 of the Prospectus in Amendment No 1 of the Registration Statement (new language underscored).

“This prospectus covers the resale of 150% of the number of shares of common stock issuable pursuant to the Convertible Notes as of April 28, 2014 and 100% of the number of shares of common stock issuable pursuant to the Warrant as of April 28, 2014. The additional shares registered at the rate of an extra 50% was because Group 31 LLC requested during the negotiations for the transaction that additional shares be registered as a buffer in the event of a stock price decline and concomitant reduction in the conversion price and because of the fact that from the time the transaction was first considered by the selling security holder and the Company in the first week of April 2014 to the conclusion of the transaction agreements in the last week of April 2014, the share price of our common stock had declined from being in the range of $.40 to a per share price of $.17, which indicted that extra shares might be required to be issued in conversion of the notes and interest and therefore needful of registration for resale. Because the conversion price of the Convertible Notes will be adjusted from time to time based on the prevailing market price at the time of conversion, the number of shares that actually will be issued may be more or less than the number of shares being offered by this prospectus.”

The Offering, page 4

2.

We reissue comment 4 of our letter dated June 3, 2014. In this section, you continue to state that your “common stock is presently traded on the Over the Counter Bulletin Board . . . .” Please revise to state that your common stock is quoted on the Pink Sheets.

Response:

We proposed to change the disclosure on page 4 of the prospectus included in the Registration Statement, in the fourth line item of the table in the Section entitled “The Offering”, against the heading “Market for the Common Stock” to:

“Our common stock is presently traded on the Pink Sheets under the trading symbol “HPTG”.”

Exhibit 5.1. Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

3.

We reissue comment 11 of our letter dated June 3, 2014 because counsel’s opinion continues to include assumptions on the legality of the Securities issuance.  Specifically, counsel assumes “compliance with applicable and federal state securities laws.” Please revise to remove this assumption.

Response:

We will change the opinion to remove the indicated assumption.  A draft of the opinion is attached hereto for your review.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders,
Golenbock Eiseman Assor Bell & Peskoe LLP

Exhibit 5.1

Golenbock Eiseman Assor Bell & Peskoe LLP

437 Madison Avenue

New York, New York 10022

DRAFT______, 2014

Hydrophi Technologies Group, Inc.

3404 Oakcliff Road

Suite C6

Doraville, GA 30340

Ladies and Gentlemen:

We have acted as counsel to Hydrophi Technologies Group, Inc., a Florida corporation (the “Company”), in connection with the registration by the Company of the offer and resale of 32,107,058 shares of common stock, $0.0001 par value per share, of the Company pursuant to its registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on the date hereof, on behalf of the certain selling security holder named therein (the “Selling Security Holders”). The shares consist of 29,459,999 shares of common stock (the “Note Conversion Shares”) issuable upon conversion of certain convertible notes (“Convertible Notes”) issued and to be issued to be held by the Selling Security Holder and 2,647,059 shares (the “Warrant Shares” and together with the Note Conversion Shares, the “Securities”) issuable upon the exercise of an outstanding warrant (the “Warrant”) issued by the Company to the Selling Security Holder.

In connection with this opinion letter, we have examined the Registration Statement, the Company’s Amended Certificate of Incorporation, as amended (the “Charter”), the Company’s Bylaws (the “Bylaws”), the forms of the Convertible Notes and Warrant and such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

(i)

the Note Conversion Shares, when issued in accordance with the terms of the Convertible Notes, will be legally and validly issued, fully paid and non-assessable; and

(ii)

the Warrant Shares, when issued upon exercise of the applicable Warrant in accordance with the respective terms thereof, will be legally and validly issued, fully paid and non-assessable.

In giving this opinion, we have assumed that all certificates representing the Securities will be duly executed on behalf of the Company by the transfer agent for the Company and registered by the registrar for the Company, if necessary, and will conform, except to denominations, to specimens we have examined.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our firm name as your counsel, and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very truly yours

Golenbock Eiseman Assor Bell & Peskoe LLP